Exhibit 99.240

Event Hustler Show Taps NexTech AR Leadership for
December 2 Podcast on the Role of Augmented Reality in
Creating Virtual and Hybrid Events

●	President Paul Duffy and Chief Channel Officer Vivian Chan will spotlight the critical role of augmented reality in bringing virtual and hybrid events to life
●	NexTech and Techsytalk are teaming up to continue providing educational resources to the corporate, association and independent event planning industries
●	While virtual events have been around for a while, new and innovative aspects, including Augmented Reality, are enhancing experiences and boosting ROI upwards of 140 percent

VANCOUVER, British Columbia, Nov. 30, 2020 --  NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for virtual and hybrid eCommerce, education, conferences and events today announced that NexTech President, Paul Duffy and Chief Channel Officer, Vivian Chan will be featured experts on the Event Hustler Show this upcoming December 2, 2020 at 2:00pm EST. Duffy and Chan will spotlight the growing role of AR and experience mapping in the virtual and hybrid event sector. Viewers can tune in to see the interview through the link here.

The Event Hustler Show is a video podcast hosted by the CEO of techsytalk and Liz King Events, Liz King Caruso. The Podcast features interviews with top talent from independent event management and technology companies who delve into innovations, trends and significant shifts within the events industry. The podcast reaches key decision makers for events across the globe, making it a valued resource within the event management community.

Duffy and Chan were invited to speak on the podcast following Duffy’s presentation earlier this month at techsytalk Global. The event had an international audience of more than 1,300 attendees from the corporate, association and independent event planning industries, to whom Duffy shared the success of virtual event experiences with AR. This presentation with The Event Hustler Show is one of a few upcoming projects that NexTech and Techsytalk are teaming up on to provide educational resources on the capabilities of NexTech’s Experience Platform to the international event community.

This interview will go beyond Duffy’s initial presentation, taking a deeper look at what experience design is and how pivoting to virtual and hybrid events backed by AR can help the industry transform its business and achieve success. The presentation will walk viewers through the role AR is taking in the virtual and hybrid event environment as we continue to navigate closures from the COVID-19 pandemic. Furthermore, Duffy and Chan will highlight innovative applications that companies are using AR for and the range of clients that are adopting these techniques including retail, media, higher education, healthcare, agriculture and more.

“AR is an incredible story-telling and experience marketing tool. Many event organizers come to us with questions about AR, what it can do for them and how to leverage it in virtual and hybrid events. Through this interview with The Event Hustler Show, we hope to highlight new ways that events, large and small, can utilize AR as a tool to create “Get out of your seat” moments and unique experiences,” said Vivian Chan, Chief Channel Officer of NexTech. “Virtual and hybrid events with AR have transformed the business and have provided a successful solution to hosting events during COVID-19. Event organizers need to create interactive experiences or risk losing the interest of their audience, whether it’s in the form of a virtual or hybrid event.”

“I’m excited to reconnect with Liz King Caruso and continue the conversation about how AR continues to embed itself within the event management industry. Techsytalk and the Event Hustler Show hold the ear of key decision makers in the events sector, many of whom have to prepare for the unknown that is 2021. The emotional connection people make with brands through sight, sound and motion are undeniable. We’ve seen it with television and video. But as technology continues to advance, customer experiences will be tied to immersing the consumer with the brand experience,” said Paul Duffy, President of NexTech AR, “Virtual and hybrid events are the future and we’ve created a portfolio of AR technologies with proven performance in boosting attendance, engagement and creating customized experiences. AR is a solution on how to design, elevate and create WOW moments within the context of an event. These experiences have been able to increase ROI of up to 140% for event customers under the NexTech brand portfolio.”

To learn more about NexTech AR, please visit www.nextechar.com

About techsytalk

techsytalk was founded by event planners with over a decade of experience planning meetings, conferences, and other corporate events in both live and virtual settings. techsytalk LIVE Global promises to be a resource to facilitate the evolution of the events and meeting industry in an increasingly tech-centric world.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg” CEO and Director

For further information, please contact:

Evan Gappelberg
Chief Executive Officer
info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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